FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2010

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 17, 2010, announcing Registrant’s financial results for the quarter ending September 30, 2010.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated November 17, 2010	By:	/s/ Joann Blasberg
Joann Blasberg
Corporate Secretary

Press Release	Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Gilat Announces Third Quarter 2010 Results

Petah Tikva, Israel, November 17, 2010 - Gilat Satellite Networks Ltd. (Nasdaq:GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the quarter ending September 30, 2010.

Revenues for the third quarter of 2010 were $58.0 million compared to $54.6 million in the same period of 2009. Net income for the third quarter of 2010 was $36.2 million or $0.86 per diluted share compared to a net income of $2.5 million, or $0.06 per diluted share in the third quarter of 2009. The increase in the net income was primarily a result of the income from the sale of the Company’s shares in the merger of Ingenix and Axolotl, and proceeds received as part of the settlement of litigation with the investors group announced earlier. Non-GAAP operating income for the third quarter of 2010 was $1.0 million compared to an operating loss of $0.2 million in the third quarter of 2009.

Revenues for the nine month period ended September 30, 2010 were $166.9 million, compared to $171.5 million in the same period of 2009. Net income for the nine month period ended September 30, 2010 was $35.5 million or $0.85 per diluted share, compared to $1.5 million or $0.04 per diluted share, in the same period of 2009. Non-GAAP operating income for the nine month period ended September 30, 2010 was $0.8 million compared to an operating loss of $0.2 million in the same period of 2009.

Gilat's Chief Executive Officer and Chairman of the Board, Amiram Levinberg said "Our revenue growth and improved financial results are encouraging. We recently signed a definitive agreement to acquire Wavestream Corporation which is a significant milestone in implementing our strategy to enter the defense market, specifically in the US. We estimate that the acquisition will be completed by the end of this year, and then it is expected to have a positive impact on our revenues and profitability. It will also extend our core technologies, the range of solutions we offer and our customer base".

LINK TO THE FINANCIAL STATEMENTS

Recent Announcements:

 - Gilat has been selected to provide its Prysm Pro managed network appliances for the European business unit of Regis Corporation, the industry's global leader in beauty salons, hair restoration centers and cosmetology education.

 - Gilat has entered into a definitive agreement to acquire all of the outstanding stock of Wavestream Corporation. Wavestream is a leading provider of high power solid state amplifiers.

Press Release (cont.)

Wavestream's family of Ka, Ku, X and C-band Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) provide systems integrators with field-proven, high performance solutions designed for mobile and fixed satellite communication (SATCOM) systems worldwide.

- Gilat has signed a corporate sourcing contract with France Telecom SA for the provision of satellite communications equipment. Consequently, Orange Business Services, the enterprise communications arm of France Telecom, has installed a Gilat SkyEdge II hub at their Bercenay-en-Othe teleport in France. This hub will facilitate the operation of a new cellular backhaul network in Niger.

 - Gilat has completed the deployment of a new VSAT network for lottery in a North African country. The lottery operator chose Gilat to provide a turnkey solution for connecting between their central processing system and remote lottery terminals located throughout the country.

 - Gilat has been selected by Kenya Commercial Bank (KCB) to provide a SkyEdge II broadband satellite network.

 - Gilat has been chosen to provide a SkyEdge II satellite network for Telefónica International Wholesale Services (TIWS), the wholesale organization within the Telefónica Group, one of the largest telecommunications operators in Latin America.

Conference Call & Webcast:

Gilat will host a conference call today with an accompanying slide presentation at 9:30 AM ET. In order to ensure audio access, participants from the U.S. should dial (866) 860-9642 and international participants should dial (972) 3-918-0610. The presentation may be accessed through the Company's website at http://www.gilat.com/ prior to the call. The call will also be available as a Webcast on the Company's website at http://www.gilat.com/ and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

Press Release (cont.)

(2) Operating income before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBIDTA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™  and SkyEdge II Product Family. Gilat provides an expansive range of low profile antennas for satellite on the move application, under the name RaySat Antenna Systems and the StealthRay™ product family. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Press Release (cont.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

###

Gilat Investor Relations Contact:
Tom Watts
+1 (212)-735-8920
twatts@wattscapital.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands
	September 30,	December 31,
	2010	2009
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	120,972	122,672
Short-term bank deposits	22,660	31,729
Available-for-sale marketable securities	4,958	-
Short-term restricted cash	1,378	1,782
Restricted cash held by trustees	4,162	2,137
Trade receivables, net	52,779	45,597
Inventories	15,284	13,711
Other current assets	23,083	19,068
Total current assets	245,276	236,696

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	4,568	4,896
Severance pay fund	10,126	9,912
Long-term trade receivables, receivables in respect of capital
leases and other receivables	3,054	2,204
Total long-term investments and receivables	17,748	17,012

PROPERTY AND EQUIPMENT, NET	100,600	100,532

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	14,454	2,988

GOODWILL	20,162	-

TOTAL ASSETS	398,240	357,228

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2010	2009
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	236	-
Current maturities of long-term loans and convertible notes	4,952	5,220
Trade payables	14,295	16,838
Accrued expenses	20,743	20,067
Short-term advances from customer, held by trustees	4,162	2,137
Other current liabilities	31,692	28,154

Total current liabilities	76,080	72,416

LONG-TERM LIABILITIES:
Accrued severance pay	10,135	10,011
Long-term loans, net	6,112	9,830
Accrued interest related to restructured debt	871	1,176
Convertible subordinated notes	14,799	15,220
Other long-term liabilities	20,936	16,280

Total long-term liabilities	52,853	52,517

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,849	1,832
Additional paid in capital	864,647	863,337
Accumulated other comprehensive income	1,509	1,341
Accumulated deficit	(598,698)	(634,215)

Total equity	269,307	232,295

TOTAL LIABILITIES AND EQUITY	398,240	357,228

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)
	Nine months ended		Three months ended
	September 30,		September 30,
	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	166,926	171,469	58,023	54,640
Cost of revenues	110,486	119,840	38,073	37,989
Gross profit	56,440	51,629	19,950	16,651
Research and development expenses:
Expenses incurred	14,852	12,265	5,380	4,170
Less - grants	2,371	1,720	886	535
	12,481	10,545	4,494	3,635
Selling, marketing, general and administrative expenses	44,760	41,909	15,375	13,399
Costs related to acquisition transactions	1,230	-	759	-
Operating loss	(2,031)	(825)	(678)	(383)
Financial income (expenses), net	(314)	659	(324)	886
Other income	37,285	2,396	37,285	2,197
Income before taxes on income	34,940	2,230	36,283	2,700
Taxes on income (tax benefit)	(578)	701	74	206
Net income	35,518	1,529	36,209	2,494

Basic net earnings (loss) per share	0.88	0.04	0.89	0.06
Diluted net earnings (loss) per share	0.85	0.04	0.86	0.06

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	40,410	40,131	40,517	40,189
Diluted	41,967	41,410	41,991	41,615

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Nine months ended			Nine months ended
		30 September 2010			30 September 2009
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	166,926	-	166,926	171,469	-	171,469
Cost of revenues	110,486	(427)	110,059	119,840	(120)	119,720
Gross profit	56,440	427	56,867	51,629	120	51,749
Research and development expenses:
Expenses incurred	14,852	(124)	14,728	12,265	(56)	12,209
Less - grants	2,371	-	2,371	1,720	-	1,720
	12,481	(124)	12,357	10,545	(56)	10,489
Selling, marketing, general and administrative expenses	44,760	(1,057)	43,703	41,909	(498)	41,411
Costs related to acquisition transactions	1,230	(1,230)	-	-	-	-
Operating income (loss)	(2,031)	2,838	807	(825)	674	(151)
Financial income (expenses), net	(314)	-	(314)	659	-	659
Other income	37,285	(37,285)	-	2,396	(2,396)	-
Income before taxes on income	34,940	(34,447)	493	2,230	(1,722)	508
Taxes on income	(578)	-	(578)	701	-	701
Net income (loss)	35,518	(34,447)	1,071	1,529	(1,722)	(193)

Basic net earnings per share	0.88		0.03	0.04		(0.00)
Diluted net earnings per share	0.85		0.03	0.04		(0.00)

Weighted average number of shares used in
computing net earnings per share
Basic	40,410		40,410	40,131		40,131
Diluted	41,967		42,760	41,410		40,131

(1)
Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R, costs related toacquisition transactions, amortization of intangible assets related to acquisition transactions and other income:

	Nine months ended	Nine months ended
	30 September 2010	30 September 2009
Non-cash stock-based compensation expenses:
Cost of Revenues	204	120
Research and development	124	56
Selling, general, marketing and administrative	966	498
	1,294	674

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	223	-
Selling, general, marketing and administrative	91	-
	314	-

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Three months ended			Three months ended
		30 September 2010			30 September 2009
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	58,023	-	58,023	54,640	-	54,640
Cost of revenues	38,073	(293)	37,780	37,989	(43)	37,946
Gross profit	19,950	293	20,243	16,651	43	16,694
Research and development expenses:
Expenses incurred	5,380	(46)	5,334	4,170	(19)	4,151
Less - grants	886	-	886	535	-	535
	4,494	(46)	4,448	3,635	(19)	3,616
Selling, marketing, general and administrative expenses	15,375	(535)	14,840	13,399	(163)	13,236
Costs related to acquisition transactions	759	(759)	-	-	-	-
Operating income (loss)	(678)	1,633	955	(383)	225	(158)
Financial income (expenses), net	(324)	-	(324)	886	-	886
Other income	37,285	(37,285)	-	2,197	(2,197)	-
Income before taxes on income	36,283	(35,652)	631	2,700	(1,972)	728
Taxes on income	74	-	74	206	-	206
Net income	36,209	(35,652)	557	2,494	(1,972)	522

Basic net earnings per share	0.89		0.01	0.06		0.01
Diluted net earnings per share	0.86		0.01	0.06		0.01

Weighted average number of shares used in computing net earnings per share

Basic	40,517		40,517	40,189		40,189
Diluted	41,991		42,879	41,615		42,447

(1)
Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R, costs related toacquisition transactions, amortization of intangible assets related to acquisition transactions and other income:

	Three months ended	Three months ended
	30 September 2010	30 September 2009
Non-cash stock-based compensation expenses:
Cost of Revenues	70	43
Research and development	46	19
Selling, general, marketing and administrative	444	163
	560	225

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	223	-
Selling, general, marketing and administrative	91	-
	314	-

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income	35,518	1,529	36,209	2,494
Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	9,939	10,864	3,721	3,605
Gain from redemption of convertible notes	-	(22)	-	-
Gain from the sale of an investment accounted for at cost	(24,314)	(2,597)	(24,314)	(2,398)
Stock-based compensation related to employees	1,294	674	560	225
Accrued severance pay, net	(133)	(815)	(374)	(321)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(396)	153	(415)	(2)
Accrued interest and exchange rate differences on
marketable securities and short term bank deposits, net	(226)	(332)	(336)	(55)
Exchange rate differences on long-term loans	(308)	320	607	239
Exchange rate differences on loans to employees	-	(4)	(1)	(4)
Capital loss from disposal of property and equipment	270	137	25	73
Deferred income taxes	(4)	323	(10)	108
Decrease (increase) in trade receivables, net	(6,295)	13,088	(7,897)	4,253
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(4,544)	7,390	(2,401)	308
Decrease (increase) in inventories	(362)	7,319	509	1,167
Increase (decrease) in trade payables	(3,700)	(11,397)	(3,792)	2,266
Increase (decrease) in accrued expenses	(900)	(2,485)	(274)	874
Increase (decrease) in advances from customer, held
by trustees, net	2,025	(18,758)	(2,507)	(7,795)
Increase (decrease) in other accounts payable and other long term liabilities	1,654	(11,439)	1,928	(4,524)
Net cash provided by (used in) operating activities	9,518	(6,052)	1,238	513

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(5,456)	(2,941)	(1,731)	(1,068)
Proceeds from sale of an investment accounted for at cost	24,314	2,597	24,314	2,398
Purchase of held-to-maturity marketable securities and deposits	(30,693)	(99,270)	-	(25,193)
Proceeds from held-to-maturity marketable securities and deposits	39,877	137,422	-	64,210
Purchase of available-for-sale marketable securities	(4,804)	-	-	-
Loans to employees, net	4	35	3	23
Investment in restricted cash held by trustees	(12,346)	-	(1,236)	-
Proceeds from restricted cash held by trustees	10,710	18,609	4,155	7,761
Investment in restricted cash (including long-term)	(463)	(87)	(42)	-
Proceeds from restricted cash (including long-term)	1,334	1,029	2	31
Acquisitions of subsidiaries, net of cash acquired	(26,317)	-	(26,317)	-
Purchase of intangible asset	(2,500)	-	(2,500)	-
Net cash provided by (used in) investing activities	(6,340)	57,394	(3,352)	48,162

Cash flows from financing activities:
Repayment of convertible notes	(839)	-	(419)	-
Early redemption of convertible notes	-	(45)	-	-
Issuance of restricted stock units and exercise of stock options	33	9	23	3
Short-term bank credit, net	227	-	227	-
Repayment of long-term loans	(4,281)	(4,259)	(4,115)	(4,092)
Net cash used in financing activities	(4,860)	(4,295)	(4,284)	(4,089)

Effect of exchange rate changes on cash and cash equivalents	(18)	732	61	229

Increase (decrease) in cash and cash equivalents	(1,700)	47,779	(6,337)	44,815

Cash and cash equivalents at the beginning of the period	122,672	73,916	127,309	76,880

Cash and cash equivalents at the end of the period	120,972	121,695	120,972	121,695

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands
	Nine months ended		Three months ended
	September 30,		September 30,
	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income	(2,031)	(825)	(678)	(383)
Add:
Non-cash stock-based compensation expenses	1,294	674	560	225
Costs related to acquisition transactions	1,230	-	759	-
Deprecation and amortization	9,939	10,864	3,721	3,605
EBITDA	10,432	10,713	4,362	3,447